BLUE APRON HOLDINGS, INC.

28 Liberty Street

New York, NY 10005

July 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blue Apron Holdings, Inc.

Registration Statement on Form S-3

File No. 333-237889

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Blue Apron Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-237889), so that it may become effective at 4:00 p.m. Eastern time on July 20, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

BLUE APRON HOLDINGS, INC.

By:	/s/ Meredith L. Deutsch
Name:	Meredith L. Deutsch
Title:	General Counsel and Corporate Secretary

cc:	David A. Westenberg
Wilmer Cutler Pickering Hale and Dorr LLP